UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)

Back Yard Burgers, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

05635W101

(CUSIP Number)

Reid M. Zeising

Chairman of the Board of Managers

BBAC, LLC

3060 Peachtree Road

Suite 1410

Atlanta, GA 30305

(404) 495-7400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

S. Joel Cartee

Alston & Bird LLP

One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309

(404) 881-7000

August 24, 2006

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BBAC, LLC
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS WC
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER None
8. SHARED VOTING POWER 435,404
9. SOLE DISPOSITIVE POWER None
10. SHARED DISPOSITIVE POWER 435,404

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 435,404
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.81%
14. TYPE OF REPORTING PERSON OO (limited liability company)

1. NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cherokee Advisors, LLC
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS AF
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER None
8. SHARED VOTING POWER 435,404
9. SOLE DISPOSITIVE POWER None
10. SHARED DISPOSITIVE POWER 435,404

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 435,404
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.81%
14. TYPE OF REPORTING PERSON OO (limited liability company)

1. NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Reid M. Zeising
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS OO
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER None
8. SHARED VOTING POWER 435,404
9. SOLE DISPOSITIVE POWER None
10. SHARED DISPOSITIVE POWER 435,404

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 435,404
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.81%
14. TYPE OF REPORTING PERSON IN

This Amendment No. 1 (“Amendment No. 1”) amends and supplements Items 4 and 7 of the Statement on Schedule 13D filed by the Reporting Persons on June 5, 2006 (the “Original Schedule 13D”). This Amendment No. 1 to the Original Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Back Yard Burgers, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 1657 N. Shelby Oaks Drive, N. Suite 105, Memphis, Tennessee 38134.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended by adding the following thereto:

At the invitation of the Issuer’s Chairman, on July 27, 2006, Mr. Zeising and C. Stephen Lynn, another member of BBAC’s Board of Managers, met with the Issuer’s Board of Directors to discuss the possibility of a potential acquisition of the Issuer by BBAC in a negotiated transaction. During the course of several weeks following this meeting, the Reporting Persons were unable to enter into a confidentiality agreement with the Issuer as a preliminary step in connection with a possible negotiated transaction to acquire the Issuer.

On August 24, 2006, Mr. Zeising, on behalf of BBAC and Cherokee, presented a fourth letter to the Issuer’s Board of Directors submitting a proposal by BBAC to acquire all of the issued and outstanding shares of the Issuer’s Common Stock not currently owned by the Reporting Persons for a purchase price of $6.10 per share of Common Stock, payable in cash (the “Fourth Proposal Letter”). The proposed transaction would be structured as a merger of a wholly owned subsidiary of BBAC with and into the Issuer with the existing stockholders of the Issuer (other than the Reporting Persons) receiving cash in exchange for their shares of Common Stock. Enclosed with the Fourth Proposal Letter was a form of Confidentiality Agreement that BBAC would be prepared to enter into with the Issuer (the “Proposed Confidentiality Agreement”). The Fourth Proposal Letter is attached hereto as Exhibit G and the Proposed Confidentiality Agreement is attached hereto as Exhibit H.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended by adding the following exhibits:

Exhibit G:	Fourth Proposal Letter.

Exhibit H:	Proposed Confidentiality Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

August 24, 2006
(Date)

BBAC, LLC

By: Reid Zeising
Chairman

/s/ Reid Zeising
(Signature)

CHEROKEE ADVISORS, LLC

By: Reid Zeising
Managing Member

/s/ Reid Zeising
(Signature)

REID ZEISING

/s/ Reid Zeising
(Signature)